

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 3, 2013

Via E-Mail
Howard C. Yang
Chief Executive Officer
Montage Technology Group Limited
Room A1601, Technology Building, 900 Yi Shan Road
Xuhui District, Shanghai, 200233
People's Republic of China

  Re: Montage Technology Group Limited
    Draft Registration Statement on Form S-1
    Submitted April 8, 2013
    CIK No. 001375514

Dear Mr. Yang:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

1. Please revise here to disclose the percentage of your revenue derived from each of your identified end markets.

2. Please avoid the use of industry jargon and marketing language, such as "secular growth drivers." In addition, where you make qualitative statements about your products or business, please provide objective support, or identify the statements as management's belief. For example, explain what you mean when you describe your products as "solutions," "high performance," "end to end," and "cost-efficient."

3. Refer to the second paragraph under "Our Company." You appear to describe your advantage as resulting from "complex product design, long life cycles and stringent

qualifications" as well as "high barriers to entry," fragmentation and a diversity of requirements. It is not clear, however, how your products address these specific market characteristics in a way that confers an advantage on you. Please revise.

4. We note the prominence of your disclosure regarding Intel's validation of your LRDIMM for DDR3. Please explain more clearly here what this product does and who your end customer is.

5. In addition, please revise to explain how much of your 2012 revenue is attributable to sales of your LRDIMM for DDR3, discuss the relevance of that product to your anticipated future revenue and explain why Intel validation is important to your business.

6. Explain the "challenging operating conditions" in emerging markets and describe how your products are uniquely suited to address those conditions.

Corporate Information, page 6

7. In an appropriate place in your prospectus, please disclose your industry category under the Chinese Catalogue for the Guidance of Foreign Investment Industries and describe how your corporate structure reflects applicable regulatory requirements for foreign owned companies in the People's Republic of China. Please also discuss the evolution of your corporate structure, including your restructuring in 2010 and your planned acquisition in Macau and describe how applicable regulations were considered. Consider whether a graphic representation may aid in an understanding of your structure.

We incorporate third party technologies for the development, page 18

8. We note your disclosure here and on page 73 that you hold one material license to a third-party designed CPU. Please describe the material terms of that license, including termination provisions and tell us why you do not believe the license is a material agreement required to be filed as an exhibit to the registration statement.

We may be required by the PRC tax authorities, page 24

9. Please disclose whether the restructuring you plan to effect in May 2013 referenced on page F-32 will trigger the tax described here, and if so, whether you expect the tax to have a material effect on your results.

10. Please make clear whether you are seeking certification by PRC tax authorities or include discussion of the procedures by which PRC tax authorities may select your transactions for review.

<u>Restrictions on currency exchange, page 24</u>

11.   Please reconcile your statement here that failure to obtain necessary approval or complete necessary registration to transfer proceeds from this offering to your PRC subsidiaries could adversely affect those subsidiaries' liquidity and their ability to fund their working capital and meet obligations with your disclosure on page 50 in "Liquidity and Capital Resources" that your current cash will be sufficient to fund operations for the next 12 months.

<u>The Approval of the China Securities Regulatory Commission, page 25</u>

12.   We note your conclusion of your status is based upon advice of counsel. Please identify counsel and provide a consent under Rule 436 of the Securities Act of 1933.

<u>We could be subject to penalties under PRC law, page 26</u>

13.   Please clarify the meaning of the term "greenfield investment" under Circular 75 and discuss any foreign exchange regulations related to Circular 75.

<u>We are an emerging growth company, page 28</u>

14.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

<u>We are a foreign private issuer within the meaning of the rules, page 31</u>

15.   We note that you have filed a Form S-1. Please reconcile your disclosure in this risk with your disclosure under "Where you can find more Information," page 115.

<u>Market, Industry and Other Data, page 35</u>

16.   Please provide copies of all third party data that supports your disclosure, marked to show where the materials provide such support. In addition, since you have obtained a consent from an expert source, it does not appear appropriate to generally attribute statements throughout to one or more market data sources. Finally, since you are responsible for information not otherwise derived from the quoted sources, the limiting language in this section is not applicable to disclosure derived from your "knowledge of

the markets." Please revise accordingly. Finally, please provide the precise date of the Gartner data, since you have limited its applicability to that date.

Capitalization, page 37

17.   Please remove cash and cash equivalents from your capitalization table, as cash and cash equivalents are not a component of capitalization.

Results of Operations, page 47

Revenue, page 47

18.   When individual line items disclosed in your income statements significantly fluctuate in comparison to the comparable prior period, management should quantify and disclose the nature of each item that caused the significant change. For example, please specifically quantify each material factor, i.e. price changes, product mix and / or volume changes, causing the aggregate change in your revenues between fiscal periods and disclose the nature of or reason for each factor causing the aggregate change. Your revised analysis should discuss the underlying material causes of the factors described as well as the known or expected future impact of any referenced factors on operating results. For further guidance, please refer to Item 303 and the related instructions in Regulation S-K as well as SEC Interpretive Release No. 33-8350.

Liquidity and Capital Resources, page 49

19.   We note from your disclosures on page F-32 that there are restrictions on transfers of the net assets from your PRC subsidiaries. Please revise your liquidity discussion to disclose and explain the restrictions and to disclose the known or expected impact of such restrictions on your liquidity. Alternatively, tell us why you believe that no additional disclosures are necessary.

Revenue Recognition, page 52

20.   We note that you defer revenue on sales to third-party independent distributors. Given the significance of these sales, it appears as though impairments of your deferred costs and credits for changes in selling prices may be reasonably likely to have a material impact on your results of operations, liquidity or capital resources. Please revise the notes to the financial statements to disclose your policy for assessing such deferred costs and credits for impairment. If significant, please revise your MD&A to include similar disclosure accompanied by a discussion of the impact in each reported period. Your discussion could also include a roll-forward of your deferred margin liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

21.   In a related matter we noted disclosures on page 16 that "We have sold a substantial majority of our set-top box solutions to end customers through three independent distributors ….and typically settle accounts receivables with our distributors after the products are sold to the end customers."   Please further explain what you mean by the referenced disclosures. Also, tell us how the referenced disclosures impact your required U.S. GAAP accounting for sales to distributors. In this regard, we noted disclosures on page F-11 indicate that "Upon shipment to the distributor, the Company records accounts receivable from the distributors based on the amount it is entitled to bill the distributors according to contractual arrangements".

Stock-Based Compensation, page 54

22.   We note that in determining your stock-based compensation you relied on retrospective valuations. Please progressively bridge the fair value per share determinations in each valuation to the current estimated IPO price per share. We will delay our assessment of your response pending inclusion of the estimated IPO price in the filing.

Business, page 62

23.   Please provide the information on backlog orders called for by Item 101(c)(1)(viii) of Regulation S-K.

Cloud Computing Market, page 64

24.   We note that only 6% of your revenue in 2012 was attributable to sales of your memory interface solutions. In light of this, please tell us why you think it is appropriate to include the prominent graphic displayed here illustrating the projected growth in cloud-based software solutions.

Our Competitive Strengths, page 66

25.   Refer to the third sentence in the first paragraph of this section. Please disclose the basis of your belief that your product consumes significantly less power than that of your competitor's LRDIMM that has also been validated by Intel.

End Customers, page 71

26.   Please identify the 10% customer you reference in this section or tell us why you do not believe such disclosure is necessary. See Item 101(c)(vii) of Regulation S-K.

Facilities, page 75

27.   Please file the leases relating to your principal executive offices in Shanghai and those relating to your operations in China as exhibits to the registration statement. See Item 601(b)(10)(ii)(D) of Regulation S-K.

Employment Agreements, page 84

28.   Please tell us whether the compensation that Mr. Yang and Mr. Tai receive under their employment agreements with Montage Shanghai is in addition to the compensation they receive under their employment agreements with you. If so, please include any compensation that Mr. Tai was entitled to receive under this agreement in December 2012 in the summary compensation table.

Related Party Transactions, page 89

29.   Please identify the shareholders who are parties to the Investor Rights Agreement who are related parties and the basis on which they are related parties.   See Item 404(a)(1) of Regulation S-K.

Description of Share Capital, page 94

30.   Please include discussion of the significance of being an exempted Cayman Islands company.

Register of Members, page 98

31.   Describe in detail the procedures and timing required to make appropriate entries into your register of members.

Taxation, page 103

32.   Here and under "Enforceability of Civil Liabilities" on page 114, please include discussion of all material jurisdictions as necessary, for example, Hong Kong.

33.   Please include the effective date of the undertaking you have obtained from the Governor of the Cayman Islands referenced under the caption "Cayman Islands Taxation."

Dividends on Ordinary Shares, page 105

34.   Please make clear the "minimum holding period requirement" referenced in the first paragraph under this caption.

Index to Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 1 – Organization and Summary of Significant Accounting Policies, page F-7

O – Warranty, page F-12

35.   We note that you provide a standard one-year warranty and for certain customers it may be longer than one-year. Please explain to us the circumstances under which you offer warranties for periods longer than one-year. Please also explain your methodology and any significant assumptions you use in determining your estimate of warranty costs for these extended warranties.

X – Foreign Currency Translation, page F-14

36.   We note that the functional currency of your subsidiaries not incorporated in the PRC is the USD. Given that many of these subsidiaries are not incorporated in the U.S., please explain to us how you determined that the USD was the proper functional currency for non-PRC subsidiaries. Refer to FASB ASC 830-10-45 paragraphs 3 through 6.

Note 2 – Inventories, page F-16

37.   We see this note indicates you have inventory reserve balances. Please confirm and revise this note to clarify, if true, that your inventory valuation policies comply with the guidance at FASB ASC 330-10-35-14.

Note 10 – Stock Option Plan, page F-22

38.   We note that in connection with estimating the fair value your option grants you have used the historical volatility of select comparable publicly traded companies. Please describe to us in greater detail the nature of the comparable publicly traded companies you selected and the basis for your conclusion to select those companies. Discuss how you considered factors such as industry, stage of life cycle, size and financial leverage when selecting the comparable companies. Refer to 718-10-55 paragraphs 36 and 37 of the FASB Accounting Standards Codification and Question 6 in SAB Topic 14.D.1.

Note 12 – Net Income (Loss) Per Share, page F-29

39.   We note that your net income allocation to preferred shares was $3.8 million and $15.1 million for the years ended December 31, 2011 and 2012, respectively. Please tell us and revise the disclosures in this note to explain how the allocations to preferred shares and re-allocations to common stock holders were calculated. Please cite the U.S. GAAP that supports your calculations.

Note 16 – Subsequent Events, page F-31

40.   Please tell us more about the pending acquisition of Sonoma Commercial Offshore, Ltd, including how you plan to account for the transaction and the U.S. GAAP that you considered when determining the required accounting.

Note 18 – Restricted Net Assets, page F-32

41.   Please revise this note to include the disclosures required by Rule 12-04(b) of Regulation S-X or tell us why no such revisions are necessary.

General

        If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

        Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

        You may contact Eric Atallah at (202) 551-3663 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Sally Brammell at (202) 551-3779 or me at (202) 551-3528 with any other questions.

                                                        Sincerely,

                                                        /s/ Amanda Ravitz

                                                        Amanda Ravitz
                                                        Assistant Director

cc(via e-mail): Portia Ku, Esq.